SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

July 2, 2004	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig secures new platform drilling contract on Gullfaks and Statfjord

STAVANGER, Norway, June 22, 2004 — Smedvig has been awarded a letter of intent by Statoil for platform drilling services and maintenance on the Gullfaks and Statfjord fields on the Norwegian continental shelf. The drilling assignment has a firm duration of four years with option for an additional six years. The estimated value for the firm part of the contract is NOK 1.7 billion. Commencement is scheduled for September and October this year for Statfjord and Gullfaks, respectively.

Today, Smedvig employs approximately 800 people within Well Services on the Norwegian continental shelf. The contract extension for the Statfjord A, B and C platforms, where Smedvig has worked since 1982, and the new contract for the Gullfaks A, B and C platforms will significantly increase the Company’s platform drilling activities for Statoil. Combined with the recently awarded platform drilling contract for Shell on the UK continental shelf, the number of people employed by the Well Services division will increase to some 1200 people.

Kjell E Jacobsen, CEO in Smedvig asa, says: “Smedvig has during the last 30 years built up significant competence within platform drilling and developed a highly skilled workforce. The new contract strengthens our position as one of the largest drilling contractors within platform drilling in the North Sea.”

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Kjell E Jacobsen, Chief Executive Officer 90 88 08 71

Alf C Thorkildsen, Chief Financial Officer + 47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

SME — Trading announcement

On June 1, 2004, Smedvig asa acquired 50,000 Smedvig Class B shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April 27, 2004. The shares have been bought on the Oslo Stock Exchange at an average price of NOK 52.50 per share. After these repurchases Smedvig asa owns a total of 1,050,000 of its own Class A and and 1,481,000 of its own Class B shares. However, at the Annual General Meeting April 27, 2004, it was decided to cancel 700,000 Class A shares of today’s holding of 1,050,000 Class A shares, after the creditor deadline.

SME — Trading announcement

On June 2, 2004, Smedvig asa acquired 100,000 Smedvig Class A shares and 200,000 Smedvig Class B shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April 27, 2004. The shares have been bought on the Oslo Stock Exchange at an average price of NOK 64.53 per share for the Class A shares and NOK 53.33 per share for the Class B shares. After these repurchases Smedvig asa owns a total of 1,150,000 of its own Class A shares and 1,681,000 of its own Class B shares. However, at the Annual General Meeting April 27, 2004, it was decided to cancel 700,000 Class A shares of today’s holding of 1,150,000 Class A shares, after the creditor deadline.

SMVA/SMVB — Trading announcement

On June 8, 2004, Smedvig asa acquired 100,000 Smedvig Class A shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April 27, 2004.

The shares have been bought on the Oslo Stock Exchange at an average price of NOK 64.41 per share.

After these repurchases Smedvig asa owns a total of 1,250,000 of its own Class A shares and 1,681,000 of its own Class B shares. However, at the Annual General Meeting April 27, 2004, it was decided to cancel 700,000 Class A shares of today’s holding of 1,250,000 Class A shares, after the creditor deadline.